FMR LLC
Mail: 82 Devonshire Street, V6D, Boston, MA 02109-3614
Office: 245 Summer Street, V6D, Boston, MA 02110

January 23, 2009

U.S. Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20543

Re: Fidelity Investments Mutual Funds Rule 17g Compliance Filing
Fidelity Bond Coverage Period: July 1, 2008 – June 30, 2009

To Whom it May Concern,

We submit the following excess bond policies on behalf of Fidelity Investments Mutual Funds:

London Policy No: B0823FB0704540
Participation: $80M part of $140M x $150M

St. Paul Travelers Companies Policy No: 490PB1618
Participation: $5M part of $140M x $150M

ICI Mutual Insurance Company Policy No: 87153107B
Participation: $30M part of $140M x $150M

Federal Insurance Company Policy No: 81866030
Participation: $5M part of $140M x $150M

XL Specialty Insurance Company Policy No: ELU098876-07
Participation: $20M part of $140M x $150M

The lead bond insurance policy, statement confirming payment of premiums, resolution of a majority of independent trustees approving coverage, joint insured bond statement and the Fidelity Bond Insurance Recovery Agreement have been submitted previously and are incorporated by reference to Accession Number is 0000880195-08-000274.

Ann Barry
Director
FMR LLC
Enc.

Fidelity Investments

AON

823
AON

CONTRACT ENDORSEMENT

Unique Market Reference:	B0823FB0704540
Endorsement Reference:	6
Assured:	FMR LLC
Period:	01 Jul 2007 to 01 Jul 2008

CONTRACT CHANGES

With effect from 1st July 2008 this contract is extended to expire on 1st August 2008, subject to no increase in the aggregate limit.

In consideration of the foregoing, there is due an additional premium of USD[redacted] being pro rata of USD400,000.

All other terms and conditions remain unchanged.

4/7/08

1/7/08

SJC 2003

30/6/08

1400

Policy Number: FB0704540

AON

823
AON

CONTRACT ENDORSEMENT

Unique Market Reference: B0823FB0704540

Endorsement Reference: 6

Assured: FMR LLC

Period: 01 Jul 2007 to 01 Jul 2008

AGREEMENT

GENERAL UNDERWRITERS AGREEMENT (GUA)		
Each Underwriter's proportion is several not joint		
Slip Leader Only	Slip Leader and Agreement Parties	All Underwriters
		27/6/08
30/6/08	30/6/08	30/6/08
1/7/08	1/7/08	3/7/08

POLICY COVER SHEET

Job Name: XP3310D5 File Number: 06170	Print Date and Time: 01/21/09 21:00
Business Center/ Original Business Unit:	FINANCIAL AND PROFESSIONAL SERVICES
Policy Number:	490PB1618
Name of insured:	ALL FIDELITY FUNDS
Agency Number:	3126745
Department or Expense Center:	001
Underwriter:	1470873 Underwriting Team:
Data Entry Person:	ROBERT BARNETT
Date and Time:	01/21/09 14:32 002

Special Instructions

Policy Commencement Date: 07/01/07

THIS POLICY CONTAINS FORMS SELECTED THROUGH DOCUMENT SELECT

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Policy have the same inception date.

ATTACHED TO AND FORMING PART OF POLICY NO.	DATE ENDORSEMENT OR RIDER EXECUTED	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER 12:01 A.M. LOCAL TIME AS SPECIFIED IN THE POLICY
490PB1618	01/21/09	07/01/08

* ISSUED TO

ALL FIDELITY FUNDS

POLICY EXTENSION ENDORSEMENT
XP037 Rev. 2-05

In consideration of the additional premium of $[redacted], it is understood and agreed that Item 2. Policy Period is amended to read:

Item 2. Policy Period: From: 12:01 A.M. 07/01/2007
To: 12:01 A. M. 08/01/2008
Local time at the address shown in Item 1.

It is also understood and agreed that the Limit of Liability for the extended Policy Period is part of, and not in addition to, the Limit of Liability stated in Item 3 of the Declarations and that this extension of the Policy Period shall not operate in any way to increase the Limit of Liability stated in Item 3 of the Declarations.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Policy, other than as above stated.

By ______________________________
Authorized Representative

INSURED

ICI MUTUAL INSURANCE COMPANY

P.O. Box 730
Burlington, Vermont 05402-0730

INVESTMENT COMPANY BLANKET BOND
(EXCESS)

ICI MUTUAL INSURANCE COMPANY

P.O. Box 730
Burlington, Vermont 05402-0730

DECLARATIONS

Item 1. Name of Insured (the "Insured")
All Fidelity Funds (as defined in the Primary Bond)

Bond Number
87153107B

Principal Address: c/o FMR Corporation
82 Devonshire Street, Mailstop V11D
Boston, MA 02109

Item 2. Bond Period: from 12:01 a.m. on July 1, 2007 to 12:01 a.m. on July 1, 2008, or the earlier effective date of the termination of this Bond, standard time at the Principal Address as to each of said dates.

Item 3. Limit of Liability--

	LIMIT OF LIABILITY	DEDUCTIBLE AMOUNT [1]
Section III.A--FIDELITY	$30,000,000 (part of $140,000,000)	$150,000,000
Section III.B--ON PREMISES	$30,000,000 (part of $140,000,000)	$150,000,000
Section III.C--INTRANSIT	$20,000,000 (part of $140,000,000)	$150,000,000
Section III.D--FORGERY OR ALTERATION	$30,000,000 (part of $140,000,000)	$150,000,000
Section III.E--SECURITIES	$30,000,000 (part of $140,000,000)	$150,000,000
Section III.F--COUNTERFEIT CURRENCY	$30,000,000 (part of $140,000,000)	$150,000,000
Section III.G--UNCOLLECTIBLE ITEMS OF DEPOSIT	$30,000,000 (part of $140,000,000)	$150,000,000
Section III.H--AUDIT EXPENSE	$30,000,000 (part of $140,000,000)	$150,000,000
Section III.I--COMPUTER SYSTEMS	$30,000,000 (part of $140,000,000)	$150,000,000
Section III.J--CUSTOMER VOICE INITIATED TRANSFERS	$30,000,000 (part of $140,000,000)	$150,000,000

[1] Plus the applicable deductible of the Primary Bond

Item 4. PRIMARY BOND—American International Specialty Lines Insurance Company # 599-65-16

Item 5. The liability of ICI Mutual Insurance Company (the "Underwriter") is subject to the terms of the following Rider attached hereto:

Rider: 1

and of all Riders applicable to this Bond issued during the Bond Period.

By: [signature]
Authorized Representative

Excess Bond (7/97)

ICI Mutual Insurance Company ("Underwriter"), in consideration of the required premium, and in reliance on the application and all other information furnished to the Underwriter by the Insured, and subject to and in accordance with the Declarations, General Agreements, Provisions, Conditions and Limitations of this bond, agrees to indemnify the Insured for loss, discovered during the Bond Period, which would otherwise have been paid under the **Primary Bond** but for the fact that the loss exceeds the limit of liability of such Primary Bond. Coverage under this bond shall follow the terms and conditions of the **Primary Bond**, except with respect to:

a. Any coverage exceptions specified by riders attached to this bond;

b. The deductible amounts and limits of liability as stated in ITEM 3. of the Declarations and;

c. The General Agreements, Provisions, Conditions and Limitations set forth herein.

GENERAL AGREEMENTS

A. CHANGE OR MODIFICATION OF PRIMARY BOND

If after the inception date of this bond the **Primary Bond** is changed or modified, written notice of any such change or modification shall be given to the Underwriter as soon as practicable, not to exceed thirty (30) days after such change or modification, together with such information as the Underwriter may request. There shall be no coverage under this bond for any loss arising from or in any way related to such change or modification until such time as the Underwriter is advised of and specifically agrees by written endorsement to provide coverage for such change or modification.

B. LOSS--NOTICE--PROOF--LEGAL PROCEEDINGS

This Bond is for the use and benefit only of the Insured and the Underwriter shall not be liable hereunder for loss sustained by anyone other than the Insured (except that if the Insured includes such other loss in the Insured's proof of loss, the Underwriter shall consider its liability therefor.) As soon as practicable and not more than sixty (60) days after discovery of any loss covered hereunder, the Insured shall give the Underwriter written notice thereof and, as soon as practicable and within one year after such discovery, shall also furnish to the Underwriter affirmative proof of loss with full particulars. The Underwriter may extend the sixty day notice period or the one year proof of loss period if the Insured requests an extension and shows good cause therefor.

The Underwriter shall not be liable hereunder for loss of Securities unless each of the Securities is identified in such proof of loss by a certificate or bond number or by such identification means as the Underwriter may require. The Underwriter shall have a reasonable period after receipt of a proper affirmative proof of loss within which to investigate the claim, but where the loss is of Securities and is clear and undisputed, settlement shall be made within forty-eight (48) hours even if the loss involves Securities of which duplicates may be obtained.

The Insured shall not bring legal proceedings against the Underwriter to recover any loss hereunder prior to sixty (60) days after filing such proof of loss or subsequent to twenty-four (24) months after the discovery of such loss or, in the case of a legal proceeding to recover hereunder on account of any judgment against the Insured in or settlement of any suit or to recover court costs or attorneys' fees paid in any such suit, twenty-four (24) months after the date of the final judgment in or settlement of such suit. If any limitation in this bond is prohibited by any applicable law, such limitation shall be deemed to be amended to be equal to the minimum period of limitation permitted by such law.

Notice hereunder shall be given to Manager, Professional Liability Claims, ICI Mutual Insurance Company, P.O. Box 730, Burlington, Vermont 05402-0730.

PROVISIONS, CONDITIONS AND LIMITATIONS

SECTION 1. DEFINITIONS

a. **Deductible Amount** means the amount stated in ITEM 3. of the Declarations, applicable to each Single Loss. In no event shall this **Deductible Amount** be reduced for any reason, including but not limited to, the non-existence, invalidity, insufficiency or uncollectibility of any **Underlying Bond(s)**, including the insolvency or dissolution of any Insurer providing coverage under any **Underlying Bond(s)**.

b. **Primary Bond** means the bond scheduled in ITEM 5. of the Declarations or any bond that may replace or substitute for such bond.

c. **Single Loss** means:
   (1) all loss resulting from any one actual or attempted theft committed by one person, or
   (2) all loss caused by any one act (other than a theft or a dishonest or fraudulent act) committed by one person, or
   (3) all loss caused by dishonest or fraudulent acts committed by one person, or
   (4) all expenses incurred with respect to any one audit or examination, or
   (5) all loss caused by any one occurrence or event other than those specified in subsections (1) through (4) above.

d. **Underlying Bond** means the **Primary Bond** and all other insurance coverage referred to in ITEM 4. Of the Declarations.

SECTION 2. SINGLE LOSS LIMIT OF LIABILITY

The Underwriter's liability for each **Single Loss** shall not exceed the Limit of Liability as stated in ITEM 3. of the Declarations.

SECTION 3. DISCOVERY

For all purposes under this bond, a loss is discovered, and discovery of a loss occurs, when the Insured

(1) becomes aware of facts, or

(2) receives notice of an actual or potential claim by a third party which alleges that the Insured is liable under circumstances, which would cause a reasonable person to assume that loss covered by this bond has been or is likely to be incurred even though the exact amount or details of loss may not be known.

SECTION 4. ASSIGNMENT OF RIGHTS

Upon payment to the Insured hereunder for any loss, the Underwriter shall be subrogated to the extent of such payment to all of the Insured's rights and claims in connection with such loss; provided, however, that the Underwriter shall not be subrogated to any such rights or claims one named Insured under this bond may have against another named Insured under this bond. At the request of the Underwriter, the Insured shall execute all assignments or other documents and take such action as the Underwriter may deem necessary or desirable to secure and perfect such rights and claims, including the execution of documents necessary to enable the Underwriter to bring suit in the name of the Insured.

Assignment of any rights or claims under this bond shall not bind the Underwriter without the Underwriter's written consent.

SECTION 5. COOPERATION OF INSURED

At the Underwriter's request and at reasonable times and places designated by the Underwriter the Insured shall:

a. submit to examination by the Underwriter and subscribe to the same under oath, and

b. produce for the Underwriter's examination all pertinent records, and

c. cooperate with the Underwriter in all matters pertaining to the loss.

The Insured shall execute all papers and render assistance to secure for the Underwriter the rights and causes of action provided for under this bond. The Insured shall do nothing after loss to prejudice such rights or causes of action.

SECTION 6. TERMINATION

The Underwriter may terminate this bond as to any Insured or all Insureds only by written notice to such Insured or Insureds and, if this bond is terminated as to any investment company registered under the Investment Company Act of 1940, to each such investment company terminated thereby and to the Securities and Exchange Commission, Washington, D.C., in all cases not less than sixty (60) days prior to the effective date of termination specified in such notice.

The Insured may terminate this bond only by written notice to the Underwriter not less than sixty (60) days prior to the effective date of the termination specified in such notice. Notwithstanding the foregoing, when the Insured terminates this bond as to any investment company registered under the Investment Company Act of 1940, the effective date of termination shall be not less than sixty (60) days from the date the Underwriter provides

written notice of the termination to each such investment company terminated thereby and to the Securities and Exchange Commission, Washington, D.C.

This bond will terminate as to any Insured entity that is not an investment company registered under the Investment Company Act of 1940 immediately and without notice upon (1) the takeover of such Insured's business by any State or Federal official or agency, or by any receiver or liquidator, or (2) the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the Insured, or assignment for the benefit of creditors of the Insured.

Premiums are earned until the effective date of termination. The Underwriter shall refund the unearned premium computed at short rates in accordance with the Underwriter's standard short rate cancellation tables if this bond is terminated by the Insured or pro rata if this bond is terminated by the Underwriter.

Upon the detection by any Insured that an employee (as defined in the **Primary Bond**) has committed any dishonest or fraudulent act(s) or theft, the Insured shall immediately remove such employee from a position that may enable such employee to cause the Insured to suffer a loss by any subsequent dishonest or fraudulent act(s) or theft. The Insured, within two (2) business days of such detection, shall notify the Underwriter with full and complete particulars of the detected dishonest or fraudulent act(s) or theft.

For purposes of this section, detection occurs when any partner, officer, or supervisory employee of any Insured, who is not in collusion with such employee, becomes aware that the employee has committed any dishonest or fraudulent act(s) or theft.

This bond shall terminate as to any employee (as defined in the **Primary Bond**) by written notice from the Underwriter to each Insured and, if such employee is an employee of an Insured investment company registered under the Investment Company Act of 1940, to the Securities and Exchange Commission, in all cases not less than sixty (60) days prior to the effective date of termination specified in such notice.

SECTION 7. CONFORMITY

If any limitation within this bond is prohibited by any law controlling this bond's construction, such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law.

SECTION 8. CHANGE OR MODIFICATION

This bond may only be modified by written Rider forming a part hereof over the signature of the Underwriter's authorized representative. Any Rider which modifies the coverage provided by Insuring Agreement A, Fidelity (or the equivalent insuring agreement) of the Primary Bond in a manner which adversely affects the rights of an Insured investment company registered under the Investment Company Act of 1940 shall not become effective until at least sixty (60) days after the Underwriter has given written notice thereof to the Securities and Exchange Commission, Washington, D.C., and to each Insured investment company registered under the Investment Company Act of 1940 affected thereby.

SECTION 9. DEDUCTIBLE AMOUNT; LIMIT OF LIABILITY

The Underwriter shall not be liable under any Insuring Agreement unless the amount of the loss covered thereunder, after deducting the net amount of all reimbursement and/or recovery received by the Insured with respect to such loss (other than from the **Primary Bond** or from any other bond, suretyship or insurance policy), shall exceed the applicable **Deductible Amount**; in such case the Underwriter shall be liable only for such excess, subject to the applicable Limit of Liability and other agreements, provisions, conditions and limitations of this bond.

The maximum liability of the Underwriter for any Single Loss covered by any Insuring Agreement under this bond shall be the Limit of Liability applicable to such Insuring Agreement, subject to the applicable **Deductible Amount** and the other agreements, provisions, conditions and limitations of this bond.

ICI MUTUAL INSURANCE COMPANY

INVESTMENT COMPANY BLANKET BOND
(EXCESS BOND)

RIDER NO. 1

INSURED		BOND NUMBER
All Fidelity Funds (as defined in the Primary Bond)		87153107B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE
July 1, 2007	July 1, 2007 to July 1, 2008	[signature]

Most property and casualty insurers, including ICI Mutual Insurance Company ("ICI Mutual"), are subject to the requirements of the Terrorism Risk Insurance Act of 2002 (the "Act"). The Act establishes a Federal insurance backstop under which ICI Mutual and these other insurers will be partially reimbursed for future **"insured losses"** resulting from certified **"acts of terrorism."** (Each of these **bolded terms** is defined by the Act.) The Act also places certain disclosure and other obligations on ICI Mutual and these other insurers.

Pursuant to the Act, any future losses to ICI Mutual caused by certified **"acts of terrorism"** will be partially reimbursed by the United States government under a formula established by the Act. Under this formula, the United States government will reimburse ICI Mutual for 90% of ICI Mutual's **"insured losses"** in excess of a statutorily established deductible until total insured losses of all participating insurers reach $100 billion. If total "insured losses" of all property and casualty insurers reach $100 billion during any applicable period, the Act provides that the insurers will not be liable under their policies for their portions of such losses that exceed such amount. Amounts otherwise payable under this bond may be reduced as a result.

Coverage under this bond remains subject to all applicable terms, conditions and limitations of the bond (including exclusions) that are permissible under the Act. The portion of the premium that is attributable to any coverage potentially available under the bond for **"acts of terrorism"** is one percent (1%).

ICI MUTUAL INSURANCE COMPANY

INVESTMENT COMPANY BLANKET BOND
(EXCESS BOND)

RIDER NO. 2

INSURED		BOND NUMBER
All Fidelity Funds (as defined in the Primary Bond)		87153107B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE
July 1, 2008	July 1, 2007 to August 1, 2008	[signature]

In consideration of the premium charged for this Bond, it is hereby understood and agreed that the expiration date of the Bond Period set forth in Item 2 of the Declarations is hereby amended to be

12:01 a.m. on August 1, 2008

standard time at the Principal Address as set forth in Item 1 of the Declarations.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

FEDERAL INSURANCE COMPANY

Endorsement No.: 3

Bond Number: 81866030

NAME OF ASSURED: ALL FIDELITY FUNDS

EXTENDED BOND PERIOD ENDORSEMENT

It is agreed that this bond is amended by deleting ITEM 1. of the DECLARATIONS and substituting the following:

"**ITEM 1.** BOND PERIOD: from 12:01 A.M. on July 1, 2007

to 12:01 A.M. on August 1, 2008

The extension of the BOND PERIOD does not increase or reinstate the AGGREGATE LIMIT OF LIABILITY as stated in ITEM 2. of the DECLARATIONS."

This Endorsement applies to loss discovered after 12:01 a.m. on July 1, 2008.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: June 30, 2008

By Robert Hamburger

Authorized Representative

Excess Bond
Form 17-02-0953 (Rev. 1-97)

Policy Number: ELU098876-07
Renewal of Number N/A

☐ Greenwich Insurance Company
☒ XL Specialty Insurance Company
Members of the XL America Companies

Executive Offices
70 Seaview Avenue
Stamford, CT 06902-6040
Telephone 877-953-2636

EXCESS POLICY DECLARATIONS

THIS IS A CLAIMS MADE POLICY. EXCEPT AS OTHERWISE PROVIDED HEREIN, THIS POLICY ONLY APPLIES TO CLAIMS FIRST MADE DURING THE POLICY PERIOD. THE LIMIT OF LIABILITY AVAILABLE TO PAY DAMAGES OR SETTLEMENTS SHALL BE REDUCED AND MAY BE EXHAUSTED BY THE PAYMENT OF DEFENSE EXPENSES. THIS POLICY DOES NOT PROVIDE FOR ANY DUTY BY THE INSURER TO DEFEND ANY INSURED. PLEASE READ AND REVIEW THE POLICY CAREFULLY.

Item 1. **Name and Mailing Address of Insured Entity:**

Fidelity Funds
100 Summer Street
Boston, MA 02109

Item 2. **Policy Period:** **From:** July 01, 2007 **To:** July 01, 2008

At 12:01 A.M. Standard Time at your Mailing Address Shown Above

Item 3. **Limit of Liability:**

$20,000,000 Part Of $140,000,000 — Aggregate each Policy Period (including Defense Expenses)

Item 4. **Schedule of Underlying Insurance:**

		Insurer	Policy No	Limit of Liability
(a)	Primary Policy	American International Specialty Lines Insurance Company	599-65-16	$25,000,000
(b)	Underlying Excess Policy	ACE American Insurance Company	DOX G21661612 002	$15,000,000
		Lloyd's of London	FB0704541	$10,000,000
		Endurance Specialty Insurance Ltd.	P006738002	$15,000,000
		Federal Insurance Company	8204-7565	$10,000,000
		St. Paul Mercury Insurance Company	490PB1613	$20,000,000
		Continental Casualty Company	287042220	$5,000,000
		Lloyd's of London	FD0704542	$18,000,000 Part Of $50,000,000
		Zurich American Insurance Company	FID 5975134 00	$12,000,000 Part Of $50,000,000
		Twin City Fire Insurance Company	00 DC 0233646 07B	$10,000,000 Part Of $50,000,000
		Axis Reinsurance Company	RNN 727586/01/2007	$10,000,000 Part of $50,000,000

EXCESS POLICY DECLARATIONS

Item 5. Notices required to be given to the Insurer must be addressed to:

Executive Liability Underwriters
One Constitution Plaza, 15th Floor
Hartford, CT 06103
Toll Free Telephone: 877-953-2636

Item 6. Premium:

Taxes, Surcharges or Fees: $[redacted]
Total Policy Premium: $[redacted]

Item 7. Policy Forms and Endorsements Attached at Issuance:

EX 71 01 09 99 XL 80 39 04 05 XL 80 24 03 03 EX 80 107 10 03 EX 80 75 09 02

Countersigned: ______________________ By: ______________________
Date Authorized Representative

THESE DECLARATIONS AND THE POLICY, WITH THE ENDORSEMENTS, ATTACHMENTS, AND THE APPLICATION SHALL CONSTITUTE THE ENTIRE AGREEMENT BETWEEN THE INSURER AND THE INSURED RELATING TO THIS INSURANCE

In Witness Whereof, the Insurer has caused this Policy to be executed by its authorized officers, but this Policy will not be valid unless countersigned on the Declarations page, if required by law, by a duly authorized representative of the Insurer.

Nicholas M. Brown, Jr.
President

Theresa M. Morgan
Secretary

Greenwich Insurance Company

Nicholas M. Brown, Jr.
President

Theresa M. Morgan
Secretary

XL Specialty Insurance Company

POLICYHOLDER DISCLOSURE

NOTICE OF TERRORISM INSURANCE COVERAGE

Coverage for acts of terrorism is already included in your current policy. You should know that, effective November 26, 2002, under your existing coverage, any losses caused by certified acts of terrorism would be partially reimbursed by the United States under a formula established by federal law. Under this formula, the United States pays 90% of covered terrorism losses exceeding the statutorily established deductible paid by the insurance company providing the coverage. The portion of your annual premium that is attributable to coverage for acts of terrorism is: $ waived. Any premium waiver is only valid for the current Policy Period.

However, the applicable federal law described above is set to expire on December 31, 2007 and it is unclear if such statutory provision will be extended past such date. In the event such federal law expires without such extension, any losses caused by certified acts of terrorism would not be partially reimbursed by the United States.

I ACKNOWLEDGE THAT I HAVE BEEN NOTIFIED THAT UNDER THE TERRORISM RISK INSURANCE ACT OF 2002, ANY LOSSES CAUSED BY CERTIFIED ACTS OF TERRORISM UNDER MY POLICY COVERAGE WILL BE PARTIALLY REIMBURSED BY THE UNITED STATES AND I HAVE BEEN NOTIFIED OF THE AMOUNT OF MY PREMIUM ATTRIBUTABLE TO SUCH COVERAGE.

Name of Insurer: XL Specialty Insurance Company
Policy Number: ELU098876-07

IN WITNESS ENDORSEMENT

XL SPECIALTY INSURANCE COMPANY

ADMINISTRATIVE OFFICE: SEAVIEW HOUSE
70 SEAVIEW AVENUE
STAMFORD, CT 06902-6040

STATUTORY HOME OFFICE: 1201 NORTH MARKET STREET
SUITE 501
WILMINGTON, DE 19801

It is hereby agreed and understood that the following In Witness Clause supercedes any and all other In Witness clauses in this policy.

All other provisions remain unchanged.

IN WITNESS WHEREOF, the Company has caused this policy to be executed and attested, and, if required by state law, this policy shall not be valid unless countersigned by a duly authorized representative of the Company.

John R. Glancy
President

Kenneth P. Meagher
Secretary

NOTICE TO POLICYHOLDERS

U.S. TREASURY DEPARTMENT'S OFFICE OF FOREIGN ASSETS CONTROL ("OFAC")

No coverage is provided by this Policyholder Notice nor can it be construed to replace any provisions of your policy. You should read your policy and review your Declarations page for complete information on the coverages you are provided.

This Policyholder Notice provides information concerning possible impact on your insurance coverage due to directives issued by OFAC. **Please read this Policyholder Notice carefully.**

OFAC administers and enforces sanctions policy, based on Presidential declarations of "national emergency". OFAC has identified and listed numerous

- Foreign agents
- Front organizations
- Terrorists
- Terrorist organizations
- Narcotics traffickers

as "Specially Designated Nationals and Blocked Persons". This list can be found on the United States Treasury's web site - http//www.treas.gov/ofac.

In accordance with OFAC regulations, if it is determined that you or any other insured, or any person or entity claiming the benefits of this insurance has violated U.S. sanctions law or is a Specially Designated National and Blocked Person, as identified by OFAC, this insurance will be considered a blocked or frozen contract and all provisions of this insurance will be immediately subject to OFAC. When an insurance policy is considered to be such a blocked or frozen contract, neither payments nor premium refunds may be made without authorization from OFAC. Other limitations on the premiums and payments also apply.

PRIVACY POLICY

The XL America, Inc. insurance group ("We" or "Our Group"), respects the privacy of all personal information. Thus, the information We collect from our customers, or potential customers, is treated with the highest degree of privacy.

We have developed a Privacy Policy for Our Group that:
1) ensures the security of your information; and
2) complies with state and federal privacy laws.

The term "personal information" includes all information we obtain about a customer and maintain in our files. All persons with access to personal information are required to follow this policy.

Our Privacy Promise

Your privacy rights are important to us. Analysis of your private information allows us to provide to you excellent service and products. Your trust in us depends upon the security and integrity of our records. Thus, We promise to:

1) Follow strict security standards. This will protect any information you share with us, or that we receive about you.
2) Verify and exchange data regarding your credit and financial status only for the purposes of: underwriting; policy administration; or risk management. We will obtain only reputable references and services.
3) Collect and use the least amount of information necessary to:
   a. advise you and deliver excellent service and products; and
   b. conduct our business.
4) Train our employees to securely handle private information. We will only permit authorized employees to have access to such information.
5) Not disclose data about you or your business to any organization outside Our Group or to third party providers unless:
   a. we disclose to you our intent to do so; or
   b. we are required to do so by law.
6) Not disclose medical information unless:
   a. you give us written consent to do so; or
   b. We disclose for any exception provided in the law.
7) Attempt to keep our records complete and exact.
8) Advise you how and where to access your account (unless prohibited by law).
9) Advise you how to correct errors or make changes to your account.
10) Inspect our procedures to ensure your privacy.

Collection and Sources of Information

We collect only the personal information needed to:
1) determine suitability for a product or service;
2) manage the product or service; and
3) advise customers about our products and services.

The information we collect comes from the following sources:
- **Submission** – In the application, you provide: your name; address; phone number; e-mail address; and other types of private information.
- **Quotes** – We collect information to determine:
  1) your eligibility for an insurance product; and
  2) your coverage cost.

The data we collect will vary with the type of insurance you seek.
- **Transactions** – We maintain records of all transactions with Our Group and our third party providers. Our records include:

1) your coverage choices;
2) premiums; billing; and payment records,
3) claims history; and
4) other data related to your account.

- **Claims** – We maintain records on any claims that are made under your policies. The investigation of a claim involves collection of a broad range of information. It also involves many issues, some of which do not directly involve you. We will share with you facts that we collect about your claim; unless prohibited by law. The process of claim investigation also involves advice; opinions; and comments from many people. These may include attorneys and experts. This will help us determine how best to handle your claim. To protect the legal and privileged aspects of opinions and advice, we will not disclose this information to you.
- **Credit and Financial Reports** – We may receive your credit history. This is to support information you provided during the submission and quote processes. This history will help to underwrite your coverage.

Retention and Correction of Personal Information

We retain personal information only as long as required by law; or as required by our business methods. If we become aware that any information may be incorrect, we will make reasonable effort to correct it.

Storage of Personal Information

Safeguards are in place to protect data and paper files containing personal information.

Sharing/Disclosing of Personal Information

We do not share personal information with a third party outside of Our Group for marketing purposes. This is true unless such sharing is permitted by law. Information may be shared with a third party for necessary servicing of the product. It may also be disclosed for other business reasons as permitted by law.

We do not share personal data outside of Our Group for servicing or joint marketing reasons. We will only disclose such data when a contract containing non-disclosure language has been signed by us and the third party.

Unless a consumer consents, we do not disclose "consumer credit report" type information outside of Our Group. "Consumer credit report type information" means such things as: net worth; credit worthiness; hobbies (piloting, boating, etc.); solvency, etc.

We also do not disclose outside of Our Group personal information for use in marketing. We may share information within Our Group regarding our experience and dealings with the customer.

We may disclose private information about a customer as allowed or otherwise required by law. The law allows us to share a customer's financial data within Our Group for marketing purposes. The law does not allow customers to limit or prevent such disclosures.

We may also disclose personal information about you or your business to:

- your independent agent or broker;
- an independent claim adjuster; investigator; attorney; or expert;
- persons or groups that conduct scientific studies. This includes actuaries and accountants;
- a medical care facility or professional to verify coverage for a covered person;
- an insurance support group;
- another insurer if to prevent fraud;
- another insurer to properly underwrite a risk;
- insurance regulators;
- governmental authorities pursuant to law;
- an authority in response to a valid administrative or judicial order. This includes a warrant or subpoena;
- a party for the following purposes regarding a book of business: sale, transfer; merger, or consolidation. This applies whether the transaction is proposed or complete;

- a professional peer review group. This includes reviewing the service or conduct of medical care facilities or personnel;
- a covered person for providing the status of a transaction; or
- any of the following: a lienholder; mortgagee; assignee; lessor; or other person of record having a legal interest in the policy.

Policy for Personal Information Relating to Nonpublic Personal Health Information

We do not disclose nonpublic personal health information about a customer; unless consent is obtained from that customer. However, such consent shall not be prohibited, limited or sought for certain insurance functions. This includes, but is not limited to:

a. claims administration;
b. fraud prevention;
c. underwriting; policy placement or issuance; loss control or auditing.

Access to Your Information

The following persons will have access to personal information we collect:
employees of Our Group and third party service providers. Information will only be collected as is needed in transactions with you.

Violation of the Privacy Policy

Any person violating this Policy will be subject to discipline. This may include termination.

For questions regarding this privacy statement, please contact your broker.

Endorsement No.: 1
Named Insured: Fidelity Funds
Policy No.: ELU098876-07

Effective: July 01, 07
12:01 A.M. Standard Time
Insurer: XL Specialty Insurance Company

CHANGE OF ADDRESS OF INSURER ENDORSEMENT

In consideration of the premium charged, as of the effective date of this Endorsement:

Notices required to be given to the Insurer must be addressed to:

Notice to Claim Dept:

XL Professional
One Hundred Constitution Plaza, 18th Floor
Hartford, CT 06103
Attn: Claim Dept

All other Notices:

XL Professional
One Hundred Constitution Plaza, 17th Floor
Hartford, CT 06103
Attn: Underwriting

All other terms, conditions and limitations of this Policy shall remain unchanged.

Endorsement No.: 2
Named Insured: Fidelity Funds
Policy No.: ELU098876-07

Effective: July 01, 07
12:01 A.M. Standard Time
Insurer: XL Specialty Insurance Company

TERRORISM PREMIUM ENDORSEMENT

Please note: The portion of your annual premium set forth in Item 6 of the Declarations that is attributable to coverage for acts of terrorism is: $ waived.

All other terms, conditions and limitations of this Policy shall remain unchanged.

NOTICE TO POLICYHOLDERS

IMPORTANT INFORMATION

(Massachusetts)

In the event of a complaint, please contact us at:

XL Professional
100 Constitution Plaza, 17th Floor
Hartford CT 06103
Phone: 860-246-1863
FAX 860-246-1899

If you have been unable to contact or obtain satisfaction from the Insurer, you may contact the Massachusetts Division of Insurance to obtain information or make a complaint at:

Commonwealth of Massachusetts
Division of Insurance
One South Station, 5th Floor
Boston, MA 02110-2208

EX 80 107 10 03

Endorsement No.: 3
Named Insured: Fidelity Funds
Policy No.: ELU098876-07

Effective: July 01, 07
12:01 A.M. Standard Time
Insurer: XL Specialty Insurance Company

EXCESS TERRORISM ENDORSEMENT

In consideration of the premium charged, it is understood and agreed that any endorsement of the Underlying Insurance which specifically precludes coverage for an "insured loss" resulting from an "act of terrorism" (as such terms are defined in the Terrorism Risk Insurance Act of 2002) which would otherwise be provided coverage under the Underlying Insurance shall be inapplicable to this Policy (any such endorsement, a "Terrorism Endorsement"). Subject to all other terms, conditions and limitations of the Policy and the Underlying Insurance, other than the Terrorism Endorsement, coverage for acts of terrorism is included in this Policy. In any event, coverage hereunder will attach only after all of the Underlying Insurance has been exhausted by the actual payment of loss by the applicable insurers thereunder, regardless of whether any such Terrorism Endorsement is included in any Underlying Insurance. The Insurer will not be liable under this Policy to any earlier degree than the Insurer would have had this Endorsement not been a part of this Policy.

All other terms, conditions and limitations of this Policy shall remain unchanged.

Endorsement No.: 4
Named Insured: Fidelity Funds
Policy No.: ELU098876-07

Effective: July 01, 07
12:01 A.M. Standard Time
Insurer: XL Specialty Insurance Company

EXCESS ENDORSEMENT

In consideration of the premium charged:

(1) It is understood and agreed that the Limit of Liability for this Policy as set forth in Item 3 of the Declarations is the maximum amount payable, including Defense Expenses, by the Insurer under this Policy. Any provision of the Underlying Insurance indicating any ability or right to any reinstatement of such policy's limit of liability shall be inapplicable to this Policy, including any provision indicating a reinstatement of such policy's limit of liability during any extended discovery or reporting period. The Insurer shall not be liable to the Insureds or any other person or entity claiming through or in the name or right of the Insureds for any loss or other liability based upon, arising out of, directly or indirectly resulting from, in consequence of, or in any way involving the application or enforcement of any such provision of the Underlying Insurance.

(2) It is understood and agreed that the Insurer is under no obligation to renew this Policy upon its expiration. Any provision of the Underlying Insurance indicating any automatic renewal of this Policy shall be inapplicable to this Policy. The Insurer shall not be liable to the Insureds or any other person or entity claiming through or in the name or right of the Insureds for any loss or other liability based upon, arising out of, directly or indirectly resulting from, in consequence of, or in any way involving the application or enforcement of any such provision of the Underlying Insurance.

All other terms, conditions and limitations of this Policy shall remain unchanged.

EX 80 06 04 00

Endorsement No.: 5
Named Insured: Fidelity Funds
Policy No.: ELU098876-07

Effective: July 01, 2008
12:01 A.M. Standard Time
Insurer: XL Specialty Insurance Company

AMEND POLICY PERIOD ENDORSEMENT

In consideration of an additional premium of $8,500.00 charged:

(1) Item 2 of the Declarations is amended to read as follows:

Item 2. Policy Period: From: July 01, 2007 To: August 01, 2008
At 12:01 AM Standard Time at your Mailing Address Shown Above.

(2) It is expressly understood and agreed that the maximum aggregate Limit of Liability set forth in Item 3 of the Declarations shall continue to be the maximum aggregate Limit of Liability for the entire Policy Period, as amended above.

(3) Item 6 of the Declarations is amended to read as follows:

Item 6. Premium: [redacted]
Taxes, Surcharges or Fees
Total Policy Premium $[redacted]

(4) The term "Application," as used in this Policy, shall be deemed to include any additional application and any updated or supplemental information relating to the application for this Policy attached to and forming part of this Policy, including any materials submitted therewith, all of which are on file with the Insurer and are a part of the Policy, as if physically attached.

All other terms, conditions and limitations of this Policy shall remain unchanged.